EXHIBIT 12.3

Everest Reinsurance Holdings, Inc.
Ratio of Earnings (Losses) to Fixed Charges (1)
(Dollars in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes (benefits)	$(319,938)	$272,004	$(122,982)	$398,991	$607,286	$658,115	$1,205,501	$693,324

Fixed Charges:
Assumed interest component of rent expense	3,157	2,425	5,165	4,585	4,303	3,909	3,722	3,670
Interest expense on debt and long term notes	14,936	16,813	31,183	35,435	35,434	37,970	45,452	50,746
Total fixed charges	18,093	19,238	36,348	40,020	39,737	41,879	49,174	54,416

Earnings plus fixed charges	$(301,845)	$291,242	$(86,634)	$439,011	$647,023	$699,994	$1,254,675	$747,740

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges	(16.68)	15.14	(2.38)	10.97	16.28	16.71	25.52	13.74

(1) For purposes of determining this ratio, "earnings" consist of consolidated net income before federal income taxes plus fixed charges.  "Fixed charges" consist of interest expense on senior debt, subordinated debt, amortization of bonds, annuity contracts, the revolving credit agreement and that portion of operating leases that are representative of the interest factor.